UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at MAY 15, 2014

Commission File Number: 001-31965

TASEKO MINES LIMITED.
(Translation of registrant's name into English)

Suite 1500 – 1040 West Georgia St.
Vancouver, British Columbia
Canada V6E 4H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	President's Letter to Shareholders

99.2	Notice of Annual General Meeting

99.3	Information Circular

99.4	Form of Proxy

99.5	Voting Information Form - Non Beneficial Shareholders

99.6	Request for Annual and Interim Financial Statements and MD&A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taseko Mines Ltd.
(Registrant)

Date: May 15, 2014	By:	/s/ Stuart McDonald
Stuart McDonald

	Title:	Chief Financial Officer